Exhibit 12
AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Months Ended March 31,
	2011	2010

Loss:
Loss before income taxes	$(431)	$(489)

Add: Total fixed charges (per below)	419	397

Less: Interest capitalized	7	9
Total earnings (loss) before income taxes	$(19)	$(101)

Fixed charges:
Interest	$162	$168

Portion of rental expense representative of the interest factor	251	222

Amortization of debt expense	6	7
Total fixed charges	$419	$397

Ratio of earnings to fixed charges	-	-

Coverage deficiency	$438	$498